

Mail Stop 3720

November 17, 2006

Via U.S. Mail and Fax (212-805-5264)
Mr. Ralph G. D'Ambrosio
Principal Accounting Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

   Re: L-3 Communications Holdings, Inc.
   L-3 Communications Corporation
   Form 10-K for Fiscal Year Ended December 31, 2005
   Filed March 9, 2006 and March 28, 2006

   Form 10-Q for Fiscal Quarters Ended September 30, 2006
   File Nos. 1-14141 and 333-46983

Dear Mr. D'Ambrosio:

      We have reviewed your supplemental response letters dated October 13 and October 31, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 1, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarters Ended June 30, 2006

1.   We understand that you undertook an investigation to uncover all available information with respect to your past stock option granting practices. We further understand that, upon completion of the investigation, due to the length of time that has elapsed and the option granting processes that were utilized, management found it difficult to determine with certainty the measurement date for certain past stock option grants. We understand that management therefore utilized certain methods to determine the amount of compensation cost that should have been recorded in your historical financial statements, and that an adjustment has been reflected in your second quarter results for the period ended June 30, 2006.

     Under APB Opinion No. 25, the measurement date of a stock option is the date on which the terms and recipient are known. As noted in the letter from Conrad Hewitt, Chief Accountant, dated September 19, 2006, the staff in the Office of the

Chief Accountant believe that the measurement date is not reached until the terms of the option are determined with finality and are, therefore, no longer subject to change. The date on which the terms of an option were finalized is a matter of fact, not accounting interpretation.

As you know, management is responsible for the preparation of the financial statements in accordance with US Generally Accepted Accounting Principles ("GAAP"), and your independent auditor is responsible for its report on those financial statements. As noted above, the determination of measurement date of past stock option grants is primarily dependent upon the actual option granting options that occurred. Based upon the information in your responses, the SEC staff is not in a position to assess whether the investigation conducted by management and the Audit Committee was sufficient to uncover all facts necessary to determine the appropriate amount of compensation cost related to prior periods. Accordingly, we are neither in a position to conclude that the amounts recorded in your Form 10-Q for the period ended June 30, 2006 are inconsistent with GAAP, nor to confirm that such amounts are in accordance with GAAP. Management and the registrant's independent auditor should have a complete understanding of the scope of, and relevant facts uncovered in, the investigation, and therefore are in the best position to determine whether the methods utilized resulted in an appropriate amount of compensation cost.

We offer the following observations for consideration by management. While we understand that you do not believe further disclosure is necessary in light of the immateriality of the total adjustment, we ask that you consider other qualitative factors, such as the degree of press coverage surrounding this topic and the public interest that coverage has generated, in making your disclosure determinations.

(1) In the event information is later identified indicating that the actual measurement date of certain option grants differs from the date estimated using information currently available, any resulting difference must be evaluated as an error pursuant to FASB Statement No, 154. If such error is material, the financial statements would need to be restated.

(2) We believe that, in light of the uncertainty which may remain regarding when the terms of the options were finalized, you should consider whether circumstances suggest that investors should be provided additional information about the way that the restated amounts were determined, the range of potential judgments that could have been made by management, and the resulting range of potential compensation cost that could have been recorded. In this regard, we refer you to APB Opinion No. 22 and SEC Release Nos. 33-8040; FR-60, Cautionary Advice Regarding Disclosures about Critical Accounting Policies.

2.   In addition, please indicate in future filings whether your investigation uncovered any reasons for the incorrect measurement date used in option granting practices. If the investigation was not able to determine the reasons for the original errors please disclose that fact in future filings. We believe that this type of disclosure is important because in order to assess the effectiveness of changes to internal controls over financial reporting, it is important to identify the causes of the original errors. Please provide this disclosure in all areas of your filing where you discuss the review of past stock option granting practices.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director